Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Ouster, Inc. that is current as of February 25, 2026

Subsidiaries	Jurisdiction
Ouster Canada Ltd.	Canada
Stereolabs SAS	France
Ouster France SAS	France
Ouster Hong Kong Ltd.	Hong Kong
Ouster (Suzhou) Intelligent Technology Co., Ltd.	People’s Republic of China
Ouster Netherlands, B.V.	Netherlands
Ouster (Thailand) Co., Ltd.	Thailand
Ouster UK Limited	United Kingdom
Ouster Singapore PTE. Ltd.	Singapore
Sense Photonics, Inc.	Delaware, USA
Stereolabs Incorporated	Delaware, USA
14352947 Canada Inc.	Canada
14356811 Canada Inc.	Canada
Bluecity Technology Inc.	Canada
Beijing Velodyne LiDAR Technology Co., Ltd.	People’s Republic of China
Velodyne Europe GmbH	Germany
Velodyne, LLC	Delaware, USA
Velodyne Lidar USA, Inc.	Delaware, USA
Velodyne Lidar India Private Limited	India